EXHIBIT 99.1

Unaudited Attributed Financial Information for Fidelity National Financial Group Tracking Stock

The following tables present our assets, liabilities, revenues, expenses and cash flows that are attributed to our FNF core business, known as FNF Group (“we” or “our”). The financial information in this Exhibit should be read in conjunction with our consolidated financial statements for the period ended December 31, 2016 included in this Annual Report on Form 10-K.
FNF Group is comprised of three operating segments as follows:

•
Title. This segment consists of the operations of our title insurance underwriters and related businesses. This segment provides core title insurance and escrow and other title-related services including trust activities, trustee sales guarantees, recordings and reconveyances, and home warranty products. This segment also includes our transaction services business, which includes other title-related services used in the production and management of mortgage loans, including mortgage loans that experience default.

•
Black Knight. This segment consists of the operations of Black Knight, which, through leading software systems and information solutions, provides mission critical technology and data and analytics services that facilitate and automate many of the business processes across the life cycle of a mortgage.

•	FNF Group Corporate and Other. This segment consists of the operations of the parent holding company, certain other unallocated corporate overhead expenses, and other real estate operations.
We have adopted certain expense allocation policies, each of which are reflected in the attributed financial information of the FNF Group and the FNFV Group (see Exhibit 99.2). In general, corporate overhead is allocated to each group based upon the use of services by that group where practicable. Corporate overhead primarily includes costs of personnel and employee benefits, legal, accounting and auditing, insurance, investor relations and stockholder services and services related to FNF’s board of directors. We allocate in a similar manner a portion of costs of administrative shared services, such as information technology services. Where determinations based on use alone are not practical, we use other methods and criteria that we believe are equitable and that provide a reasonable estimate of the cost attributable to each group.
Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to FNF Group, Fidelity National Financial, Inc.'s ("FNF, Inc.") tracking stock structure does not affect the ownership or the respective legal title to FNF Inc.'s assets or responsibility for FNF, Inc.'s liabilities. FNF, Inc. and its subsidiaries are each responsible for their respective liabilities. Holders of FNF Group common stock are subject to risks associated with an investment in FNF, Inc. and all of its businesses, assets and liabilities. See "Item 1A. Risk Factors - Risks Relating to the Ownership of Our FNFV Group Common Stock due to our Tracking Stock Capitalization" for further discussion of risks associated with our tracking stock structure.

FIDELITY NATIONAL FINANCIAL GROUP OPERATIONS
Balance Sheet Information
(In millions)

	December 31, 2016	December 31, 2015
	(Unaudited)
ASSETS
Investments:
Fixed maturities available for sale, at fair value, at December 31, 2016 and 2015, includes pledged fixed maturities of $332 and $342, respectively, related to secured trust deposits	$2,407	$2,558
Preferred stock available for sale, at fair value	315	289
Equity securities available for sale, at fair value	386	309
Investments in unconsolidated affiliates	150	125
Other long-term investments	42	78
Short-term investments, includes pledged short term investments of $212 and $266 at December 31, 2016 and 2015, respectively, related to secured trust deposits	486	790
Total investments	3,786	4,149
Cash and cash equivalents, at December 31, 2016 and 2015, includes pledged cash of $331 and $108, respectively, related to secured trust deposits	1,179	749
Trade and notes receivables, net of allowance of $26 and $31 at December 31, 2016 and December 31, 2015, respectively	479	457
Due from affiliates	17	10
Goodwill	4,859	4,568
Prepaid expenses and other assets	588	551
Capitalized software, net	564	543
Other intangible assets, net	831	802
Title plant	395	395
Property and equipment, net	365	278
Total assets	$13,063	$12,502

LIABILITIES AND EQUITY
Liabilities:
Accounts payable and other accrued liabilities	$993	$878
Income taxes payable	47	38
Deferred revenue	228	191
Reserve for title claim losses	1,487	1,583
Secured trust deposits	860	701
Notes payable	2,513	2,593
Deferred tax liability	725	669
Total liabilities	6,853	6,653
Commitments and Contingencies:
Redeemable non-controlling interest by 21% minority holder of ServiceLink Holdings, LLC	344	344
Equity:
FNF Group common stock, $0.0001 par value; authorized 487,000,000 shares as of December 31, 2016 and 2015; outstanding of 272,205,261 and 275,781,160 as of December 31, 2016 and 2015, respectively; and issued of 285,041,900 and 282,394,970 as of December 31, 2016 and 2015, respectively	—	—
Additional paid-in capital	3,685	3,639
Retained earnings	1,791	1,377
Accumulated other comprehensive earnings	55	7
Less: treasury stock, 12,836,639 and 6,613,810 shares as of December 31, 2016 and December 31, 2015, respectively	(451)	(238)
Total Fidelity National Financial Group shareholders’ equity	5,080	4,785
Noncontrolling interests	786	720
Total equity	5,866	5,505
Total liabilities, redeemable noncontrolling interest and equity	$13,063	$12,502
See Notes to Unaudited Attributed Financial Information for FNF Group Tracking Stock

FIDELITY NATIONAL FINANCIAL GROUP OPERATIONS
Statements of Earnings Information
(In millions)

	Year Ended December 31,

	2016	2015	2014
	(Unaudited)
Revenues:
Direct title insurance premiums	$2,097	$2,009	$1,727
Agency title insurance premiums	2,626	2,277	1,944
Escrow, title related and other fees	3,378	3,121	2,694
Interest and investment income	126	121	121
Realized gains and losses, net	(8)	6	4
Total revenues	8,219	7,534	6,490
Expenses:
Personnel costs	2,668	2,514	2,370
Agent commissions	1,998	1,731	1,471
Other operating expenses	1,837	1,714	1,557
Depreciation and amortization	369	345	336
Claim loss expense	157	246	228
Interest expense	126	122	122
Total expenses	7,155	6,672	6,084
Earnings from continuing operations before income taxes and equity in earnings of unconsolidated affiliates	1,064	862	406
Income tax expense	383	310	162
Earnings from continuing operations before equity in earnings of unconsolidated affiliates	681	552	244
Equity in earnings of unconsolidated affiliates	15	6	4
Net earnings from continuing operations	696	558	248
Loss from discontinued operations, net of tax	—	—	(1)
Net earnings	696	558	247
Less: Net earnings (loss) attributable to non-controlling interests	42	18	(68)
Net earnings attributable to FNF Group common shareholders	$654	$540	$315

Earnings Per Share
Basic
Net earnings per share attributable to Old FNF common shareholders	$—	$—	$0.37
Net earnings per share attributable to FNF Group common shareholders	$2.40	$1.95	$0.77
Diluted
Net earnings per share attributable to Old FNF common shareholders	$—	$—	$0.37
Net earnings per share attributable to FNF Group common shareholders	$2.34	$1.89	$0.75
Weighted average shares outstanding Old FNF common stock, basic basis (1)	—	—	138
Weighted average shares outstanding Old FNF common stock, diluted basis (1)	—	—	142
Weighted average shares outstanding FNF Group common stock, basic basis	272	277	138
Weighted average shares outstanding FNF Group common stock, diluted basis	280	286	142

(1)
The recapitalization of our stock took place on July 1, 2014. Accordingly, the outstanding shares of Old FNF common stock are presented and used to calculate earnings per share for the first six months of the twelve months ended December 31, 2014.

See Notes to Unaudited Attributed Financial Information for FNF Group Tracking Stock

FIDELITY NATIONAL FINANCIAL GROUP OPERATIONS
Statement of Cash Flows Information
(In millions)

	Year Ended December 31,

	2016	2015	2014
	(Unaudited)
Cash flows from operating activities:
Net earnings	$696	$558	$247
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	369	345	336
Equity in earnings of unconsolidated affiliates	(15)	(6)	(4)
Loss (gain) on sales of investments and other assets, net	8	(6)	(4)
Stock-based compensation cost	51	47	39
Changes in assets and liabilities, net of effects from acquisitions:
Net increase in pledged cash, pledged investments, and secured trust deposits	—	(2)	—
Net (increase) decrease in trade receivables	(7)	8	(35)
Net (increase) decrease in prepaid expenses and other assets	(20)	(107)	24
Net increase (decrease) in accounts payable, accrued liabilities, deferred revenue and other	90	22	(130)
Net decrease in reserve for title claim losses	(96)	(38)	(67)
Net change in amount due to affiliates	(7)	(10)	(13)
Net change in income taxes	12	111	98
Net cash provided by operating activities	1,081	922	491
Cash flows from investing activities:
Proceeds from sales of investment securities available for sale	238	775	778
Proceeds from calls and maturities of investment securities available for sale	452	383	458
Proceeds from sale of other assets	6	10	4
Additions to property and equipment and capitalized software	(227)	(179)	(124)
Purchases of investment securities available for sale	(558)	(1,073)	(1,032)
Net proceeds from (purchases of) short-term investment securities	251	(486)	(161)
Purchases of other long-term investments	—	(26)	(34)
Contributions to investments in unconsolidated affiliates	(97)	(92)	—
Distributions from investments in unconsolidated affiliates	96	44	7
Net other investing activities	(6)	(6)	(17)
Acquisition of Lender Processing Services, Inc., net of cash acquired	—	—	(2,254)
Acquisition of BPG Holdings, LLC, net of cash acquired	—	(43)	—
Acquisition of Commissions, Inc., net of cash acquired	(229)	—	—
Acquisition of eLynx Holdings, Inc., net of cash acquired	(115)	—	—
Other acquisitions/disposals of businesses, net of cash acquired	(132)	(44)	(41)
Net cash used in investing activities	(321)	(737)	(2,416)
Cash flows from financing activities:
Borrowings	55	1,229	1,504
Debt service payments	(155)	(1,328)	(875)
Additional investment in non-controlling interest	(1)	(6)	(1)
Proceeds from sale of 35% of Black Knight Financial Services, LLC and ServiceLink, LLC to minority interest holder	—	—	687
Proceeds from BKFS IPO	—	475	—
Dividends paid	(239)	(220)	(201)
Subsidiary dividends paid to non-controlling interest shareholders	(8)	(6)	(10)
Exercise of stock options	19	25	40
Equity and debt issuance costs	—	—	(1)
Equity portion of debt conversions paid in cash	(2)	—	—
Payment of contingent consideration for prior period acquisitions	(4)	—	—
Payment for shares withheld for taxes and in treasury	(7)	(13)	—
Distributions by BKFS to member	—	(17)	—
Purchases of treasury stock	(211)	(208)	—
Contributions to subsidiaries	—	—	(168)
Net cash (used in) provided by financing activities	(553)	(69)	975
Net increase (decrease) in cash and cash equivalents, excluding pledged cash related to secured trust deposits	207	116	(950)
Cash and cash equivalents, excluding pledged cash related to secured trust deposits at beginning of period	641	525	1,475
Cash and cash equivalents, excluding pledged cash related to secured trust deposits at end of period	$848	$641	$525
See Notes to Unaudited Attributed Financial Information for FNF Group Tracking Stock

Notes to Unaudited Attributed Financial Information for Fidelity National Financial Group Tracking Stock
Period Ended December 31, 2016
(unaudited)
Note A.    Basis of Presentation
Description of the Business
Through FNF Group, we are a leading provider of (i) title insurance, escrow and other title-related services, including trust activities, trustee sales guarantees, recordings and reconveyances and home warranty products and (ii) technology and transaction services to the real estate and mortgage industries. FNF Group is the nation’s largest title insurance company operating through its title insurance underwriters - Fidelity National Title Insurance Company, Chicago Title Insurance Company, Commonwealth Land Title Insurance Company, Alamo Title Insurance and National Title Insurance of New York Inc. - which collectively issue more title insurance policies than any other title company in the United States. Through our subsidiary ServiceLink Holdings, LLC ("ServiceLink"), we provide mortgage transaction services including title-related services and facilitation of production and management of mortgage loans. FNF Group also provides industry-leading mortgage technology solutions, including MSP®, the leading residential mortgage servicing technology platform in the U.S., through its majority-owned subsidiary, Black Knight Financial Services, Inc. ("Black Knight").
Recent Developments
On February 27, 2017, Black Knight announced that it has completed the repricing of its existing Term B Facility under its senior secured credit facility (the “Repricing”). The Term B Facility was repriced from 300 basis points to 225 basis points over LIBOR. The LIBOR floor remains at 75 basis points. The repriced loans continue to be due in full on May 27, 2022. See Note J to the Consolidated Financial Statements included in Part II, Item 8 of this Annual Report for further discussion of the terms of the Black Knight Term B Facility. In conjunction with the Repricing, Black Knight’s lenders consented to the previously announced tax-free distribution in which we intend to distribute all 83.3 million shares of Black Knight Financial Services, Inc. common stock that we currently own to FNF Group shareholders.
On February 1, 2017, our Board of Directors adopted a resolution to increase the size of the of our Board of Directors to twelve and elected Raymond R. Quirk to serve on our Board of Directors. Mr. Quirk is the Chief Executive Officer of FNF and has served in that capacity since December 2013. Previously, he served as the President of FNF beginning in April 2008. Since joining FNF in 1985, Mr. Quirk has served in numerous other executive and management positions, including Executive Vice President, Co-Chief Operating Officer, Division Manager and Regional Manager, with responsibilities for managing direct and agency title operations nationally.
On January 31, 2017, Black Knight's Board of Directors authorized a three-year share repurchase program, effective February 3, 2017, under which Black Knight may repurchase up to 10 million shares of its Class A common stock. The timing and volume of share repurchases will be determined by Black Knight's management based on its ongoing assessments of the capital needs of the business, the market price of its common stock and general market conditions. The repurchase program authorizes Black Knight to purchase its common stock from time to time through February 2, 2020, through open market purchases, negotiated transactions or other means, in accordance with applicable securities laws and other restrictions.
Effective January 1, 2017, Property Insight ("PI"), a Black Knight subsidiary that provides information used by title insurance underwriters, title agents and closing attorneys to source and underwrite title insurance for real property sales and transfers, realigned its commercial relationship with us. In connection with the realignment, responsibility for title plant posting and maintenance, as well as the related Property Insight employees, are now managed by us. Black Knight will continue to own the title plant technology and retain sales responsibility for third parties. The realignment will not have a material impact on our financial condition or results of operations.
On December 7, 2016, we announced that our Board of Directors has approved a tax-free plan (the "Plan") whereby we intend to distribute all 83.3 million shares of Black Knight Financial Services Inc. common stock that we currently own to FNF Group shareholders.  Following the distribution, FNF and Black Knight will each be independent, fully-distributed, publicly-traded common stocks with FNF no longer being a tracking stock.  FNF and Black Knight should be eligible for index inclusion in the S&P Midcap 400 and potentially the S&P 500. The Plan is subject to the receipt of private letter rulings from the Internal Revenue Service approving the distribution of Black Knight, filing and acceptance of a registration statement for the Black Knight transaction with the Securities and Exchange Commission, the refinancing of Black Knight senior notes, which are subject to the FNF guarantee, on reasonable terms, Black Knight shareholder approval and other customary closing conditions. The closing of the distributions is expected by the end of the third quarter of 2017.
On August 23, 2016, FNF Group completed its acquisition of Commissions, Inc. ("CINC"), a leading provider of web-based real estate marketing and customer relationship management software for elite Realtors® and agent teams across North America, for $229 million. CINC’s product offerings include software, marketing and services designed to enhance the productivity and sales results of elite Realtors® and agent teams through lead generation and proactive lead management. See discussion in Acquisitions in Note B to the Consolidated Financial Statements included in Part II, Item 8 of this Report for further discussion.

During the second quarter of 2016 we invested $30 million in CF Corporation (“CF Corp”, NYSE: CFCOU), a blank check company co-founded by William P. Foley, the Chairman of our Board of Directors. Mr. Foley also serves as the Co-Executive Chairman of CF Corp. As of December 31, 2016, our investment in CF Corp has a fair value of $31 million and is included in Equity securities available for sale on the corresponding Condensed Consolidated Balance Sheet.
On May 16, 2016, Black Knight completed its acquisition of eLynx Holdings, Inc. ("eLynx"), a leading lending document and data delivery platform, for $115 million. eLynx helps clients in the financial services and real estate industries electronically capture and manage documents and associated data throughout the document lifecycle. This acquisition positions Black Knight to electronically support the full mortgage origination process. See discussion in Acquisitions in Note B to the Consolidated Financial Statements included in Part II, Item 8 of this Report for further discussion.
On April 29, 2016, pursuant to the terms of a certain “synthetic lease” agreement, dated as of June 29, 2004, as amended on June 27, 2011, we exercised our option to purchase the land and various real property improvements associated with our corporate campus and headquarters in Jacksonville, Florida from SunTrust Bank for $71 million.
EPS
Included in the calculation of diluted earnings per share are convertible senior notes (the “Notes”) issued on August 2, 2011 by Fidelity National Financial, Inc.  Under the terms of the indenture, if converted, a portion of the settlement may include shares of FNFV common stock.  As the debt is the obligation of FNF Group, if FNF were to settle a portion of the Notes with FNFV common stock, FNF Group would reimburse FNFV Group for the shares issued upon settlement.